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ATTORNEYS KURTH LLP

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RECEIVED
2008 JUN 16 A 10:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08003229

June 12, 2008

U.S. Securities and Exchange Commission
Division of International Corporation Finance
ATTN: Elliot Staffin
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549-7010

SUPPL

PROCESSED
JUN 17 2008
THOMSON REUTERS

Re: *12g3-2(b) Exemption of Trinidad Drilling Ltd.*

Dear Mr. Staffin,

The purpose of this letter is to confirm our telephone conversation from last week and to provide the Staff with more information pertaining to Trinidad Energy Services Income Trust (the "Trust") and its reorganization into Trinidad Drilling Ltd. (the "Corporation") through a court approved "plan of arrangement" in Canada. The reorganization was designed to benefit securityholders of the Trust based on management's determination that the core business model of growth and capital appreciation could be better achieved through organization as a corporation. The Trust was previously granted a 12g3-2 exemption under the Securities Exchange Act of 1934, as amended.

In March of 2008, the Court of Queen's Bench of Alberta, Canada and the unitholders of the Trust approved the plan of arrangement, and Trinidad Energy Services Income Trust became Trinidad Drilling Ltd. The Corporation continues to have the same management and hold the same assets as the Trust did prior to the reorganization pursuant to the plan of arrangement. Additionally, the common shares of the Corporation continue to trade on the Toronto Stock Exchange after units of the Trust were exchanged on a 1 for 1 basis for common shares of the Corporation.

It is our understanding that since the plan of arrangement merely resulted in a conversion of the Trust into the Corporation, with the Corporation owning the same assets and operated by the same management as the Trust before the plan of arrangement, this reorganization will be treated as a name change for purposes of the maintaining the 12g3-2 exemption.

Please do not hesitate to let me know if you require any additional information for your analysis, or if any further action is required on our part on behalf of our client.

dlw 6/16

Thanks in advance for your attention to this matter.

Sincerely,

Mark Howell

END